Exhibit 99.1

NUEDEXTA Safety Information

NUEDEXTA can interact with other medications causing significant changes in blood levels of those medications and/or NUEDEXTA which may lead to serious side effects. Adjust dose or use alternate treatment of the other medication when clinically indicated.

NUEDEXTA is contraindicated in patients concomitantly taking: QT-prolonging drugs metabolized by CYP2D6 (e.g., thioridazine and pimozide); monoamine oxidase inhibitors (MAOIs) within the preceding or following 14 days; other drugs containing quinidine, quinine, or mefloquine and in patients with a known hypersensitivity to these drugs or any of NUEDEXTA’s components. Discontinue use of NUEDEXTA if hepatitis, thrombocytopenia, serotonin syndrome or a hypersensitivity reaction occurs.

NUEDEXTA is contraindicated in patients with certain risk factors for arrhythmia: Prolonged QT interval; congenital long QT syndrome, history suggestive of torsades de pointes; heart failure; complete atrioventricular (AV) block or risk of AV block without an implanted pacemaker.

The most common adverse reactions are diarrhea, dizziness, cough, vomiting, asthenia, peripheral edema, urinary tract infection, influenza, increased gamma-glutamyltransferase, and flatulence. NUEDEXTA may cause dizziness. Precautions to reduce the risk of falls should be taken, particularly for patients with motor impairment affecting gait or a history of falls.

These are not all the risks from use of NUEDEXTA. Please refer to the full Prescribing Information at www.NUEDEXTA.com.